

Gerardo Rioseco Rubio · 3rd   🐦 WIDU
Entrepreneur
Mexico City, Mexico · **Contact info**
125 connections

🔒 **Message**   (More)

About

He estado involucrado como socio fundador en 7 empresas en los últimos 6 años. Con algunas de ellas hemos recibido premios y reconocimientos en la Asamblea General de la ONU, premio al mejor emprendimiento por Santander X, Foro Internacional de La Paz en París.
Destaca mi habilidad en entender dónde está la oportunidad de negocio en las ideas para poder pone ...see more

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Activity
127 followers

Gerardo Rioseco Rubio reshared a post · 1mo

Let's make it happen!

💙❤ 5

Gerardo Rioseco Rubio posted this · 1mo

ViiT Health present in **Softeq** 's cohert. Great things coming!

ViiT Health | LinkedIn
linkedin.com · 2 min read

💙 15   1 comment

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Experience

🐦 **Co-Founder**
WIDU · Self-employed
May 2020 – Present · 2 yrs 3 mos

⛰ **Co-founder**
Sampa Explore · Self-employed
Nov 2020 – Present · 1 yr 9 mos
Los Cabos, Baja California Sur, México

Group CFO
ViiT Health · Full-time
May 2021 – Present · 1 yr 3 mos
Nuevo México, Estados Unidos

Co-founder and Growth & Commercial Strategy
Bauns · Self-employed
Oct 2020 – Present · 1 yr 10 mos

deq **Deq Innovation**
6 yrs 5 mos

• **Cofounder**
Self-employed
Mar 2016 – Present · 6 yrs 5 mos
Ciudad de México, México

• **CEO**
Jan 2017 – Oct 2020 · 3 yrs 10 mos
México

Education

IBERO
Licenciatura, Negocios Internacionales
2012 - 2017

Skills

Creación y desarrollo de empresas
👥 1 endorsement

Análisis de negocio
👥 1 endorsement

Análisis financiero

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Interests

Influencers   Companies



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Stanford Designership | Y Combinator W19 &
G20
10,827 followers